

August 30, 2018

Thomas Paulson
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
PO Box 1452
Minneapolis, MN 55440

      Re: Tennant Company
          Form 10-K for the year ended December 31, 2017
          Filed February 28, 2018
          File No. 1-16191

Dear Mr. Paulson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing and
                      Construction